
April 15, 2022

Sanjay Kalra
Chief Financial Officer
Harmonic Inc.
2590 Orchard Parkway
San Jose, California 95131

> **Re: Harmonic Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K Furnished January 31, 2022**
> **File No. 000-25826**

Dear Mr. Kalra:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Financial Results, page 42

1. You disclose gross profit and operating income on a consolidated and segment basis. Your current disclosures on a consolidated basis outside of the segment footnote are non-GAAP measures. Please revise to properly identify all non-GAAP measures and provide all disclosures required by Item 10(e) of Regulation S-K.

Form 8-K Furnished January 31, 2022

Exhibit 99.1, page 1

2. It appears that management has given your non-GAAP measure, Adjusted EBITDA greater prominence than the comparable GAAP measure. Please revise future filings to

give greater or equal prominence to the GAAP measures.   Refer to Instruction 2 of Item 2.02 of Form 8-K, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division of Corporation Finance C&DIs on Non-GAAP Financial Measures

3.   Please tell us how management determined segment revenue to be a non-GAAP measure.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing